Mail Stop 4561

January 29, 2009

VIA USMAIL and FAX (781) 687-8289

Mr. Andrew J. Hajducky III
Chief Financial Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, Massachusetts 01730-1420

> **Re:** **Interactive Data Corporation**
> **File No. 001-31555**
> **Form 10-K for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and**
>   **September 30, 2008**
> **Proxy Statement filed April 17, 2008**

Dear Mr. Andrew Hajducky III:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant